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                               May 24, 2021

       Dominic Colvin
       Chief Executive Officer
       CannaPharmaRx, Inc.
       888     3rd Street SW, Suite 3600
       Calgary, Alberta, Canada T2P 5C5

                                                        Re: CannaPharmaRx, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 14, 2021
                                                            File No. 333-256123

       Dear Mr. Colvin:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 14, 2021

       General

   1. Because you are ineligible to conduct an at the market offering under Securities Act Rule
                                                        415(a)(4), your primary
offering of 10 million shares of common stock must be conducted at a fixed price for
the duration of the offering. Please revise to disclose the fixed price at which the shares will
be sold.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Dominic Colvin
CannaPharmaRx, Inc.
May 24, 2021
Page 2

statement.

       Please contact Jeffrey Gabor at (202) 551-2544 or Tim Buchmiller at
(202) 551-3635
with any questions.



                                                         Sincerely,
FirstName LastNameDominic Colvin
                                                         Division of
Corporation Finance
Comapany NameCannaPharmaRx, Inc.
                                                         Office of Life
Sciences
May 24, 2021 Page 2
cc:       Joshua D. Brinen, Esq.
FirstName LastName